Exhibit 99.2

GREENBROOK TMS INC.

REPORT UNDER NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual and Special Meeting of Shareholders of Greenbrook TMS Inc. (“Greenbrook”) held on June 14, 2021 (the “Meeting”). Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 7, 2021 (the “Circular”), mailed to shareholders prior to the Meeting.

Election of Directors

The election by the shareholders of the following nominees as directors of Greenbrook until the next annual meeting following their election or until their successors are elected or appointed was approved by shareholders. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	8,168,642	99.93%	5,954	0.07%
Colleen Campbell	8,174,571	100.00%	25	0.00%
Sasha Cucuz	8,174,571	100.00%	25	0.00%
Adrienne Graves, Ph.D.	8,168,771	99.93%	5,825	0.07%
Bill Leonard	8,174,571	100.00%	25	0.00%
Adele C. Oliva	8,168,771	99.93%	5,825	0.07%
Frank Tworecke	8,174,442	100.00%	154	0.00%
Elias Vamvakas	8,174,442	100.00%	154	0.00%

Appointment of Auditors

The appointment by the shareholders of KPMG LLP as auditor of Greenbrook and the authorization of the directors of Greenbrook to fix the auditor’s remuneration was approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
8,276,295	99.99%	689	0.01%

Amendments to the Stock Option Plan

Certain amendments to Greenbrook’s amended and restated stock option plan were approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Against	% Votes Against
7,639,438	93.45%	535,158	6.55%

Approval of Unallocated Options and Share-Based Awards

All unallocated Options and Share-Based Awards (as defined in the Circular) under Greenbrook’s amended and restated omnibus equity incentive plan were approved. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Against	% Votes Against
7,639,478	93.45%	535,118	6.55%

Dated this 14th day of June, 2021.

GREENBROOK TMS INC.

By: “Erns Loubser”
Name:    Erns Loubser
Title:      Chief Financial Officer